HAWK CORPORATION                                                   EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES



    (Dollars in thousands)                               SIX MONTHS ENDED
                                                             JUNE 30,
                                                  -----------------------------
                                                          2002           2001
                                                          ----           ----

    Pre-tax (loss) income from continuing operations    $   (671)       $(1,119)

Fixed Charges:
    Interest expense                                       4,640          4,834
    Amortization of deferred financing costs                 306            306
    Interest relating to rental expense                     166             202
                                                        --------        -------
Total fixed charges                                        5,112          5,342

Earnings available for fixed charges                     $ 4,441        $ 4,223

Ratio of earnings to fixed charges                            --             --




    (Dollars in thousands)
                                                                                      YEAR ENDED DECEMBER 31,
                                                            -----------------------------------------------------------------------
                                                                2001          2000            1999            1998             1997
                                                                ----          ----            ----            ----             ----

    Pre-tax (loss) income from continuing operations          $ (6,194)     $ 10,130        $ 9,991        $ 21,903           6,553

Fixed Charges:
    Interest expense                                             9,469         9,016          9,409          11,883          15,307
    Amortization of deferred financing costs                       612           612            612             731             956
    Interest relating to rental expense                            377           444            309              77              66
                                                               --------      --------      --------        --------        --------
Total fixed charges                                             10,458        10,072         10,330          12,691          16,329

Earnings available for fixed charges                           $ 4,264      $ 20,202       $ 20,321        $ 34,594        $ 22,882

Ratio of earnings to fixed charges                                  --          2.01           1.97            2.73            1.40



For the six month periods ended June 30, 2002 and 2001 and the year ended December 31, 2001, our earnings were insufficient to cover fixed charges.
The additional earnings required to cover fixed charges would have been $671 for the six month period ended June 30, 2002, $1,119 for the six month period ended June 30, 2001 and $6,194 for the year ended December 31, 2001.